Wilderwise Inc.



ANNUAL REPORT

1257 Catalina St

Laguna Beach, CA 92651

(845) 798-9148

https://wilderwise.com/

This Annual Report is dated April 29, 2022.

BUSINESS

Wilderwise designs and builds sustainable, modular, lightweight, two-story tiny houses on wheels with a vision for social change and a brighter future. We will offer a unique product that fits the market gap between the tiny house, RV, and ADU industries. We have a B2C, internet-based business model, with plans for exploring a B2B model in the future, selling to government agencies, developers, and non-profits. Initially, our target customers are older millennials needing more affordable housing, retirees that are downsizing, and affluent homeowners looking to install an ADU on their property.

Wilderwise has two partner companies: Wilderwise Inc. in the U.S. and Wilderwise BH d.o.o. Tuzla in Bosnia. The Bosnian company is a subsidiary 100% owned by Wilderwise Inc., but financials are not consolidated. The subsidiary was established in 2020 to manage all production, engineering, and manufacturing activities. The subsidiary also manages our supply chain and inventory by procuring parts from around the globe for final assembly at our manufacturing facility. The completed product will be shipped to the U.S. for use in its rapidly growing tiny house market.

The U.S. company, Wilderwise Inc., has executives and directors in California and Florida. Eventually we will establish manufacturing in the U.S., but for now, Wilderwise Inc. will manage a licensed trailer dealership, showroom, inspection site, and distribution center. Its governing agencies (NHTSA, NATM, Pacific West) are U.S. based. Operations include marketing, sales, accounting, legal, admin, subsidiary management & hiring, etc.

We completed our prototype tiny home build in Bosnia in September 2021. We are now in progress of building our first customer model.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $65,000.00
Number of Securities Sold: 650,000
Use of proceeds: Salaries and parts procurement. Shares transferred from ESOP.
Date: June 05, 2020
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $65,000.00
Number of Securities Sold: 1,300,000
Use of proceeds: Research & development; engineering contractual work. 1M shares newly issued; 300K shares transferred from ESOP.
Date: May 04, 2020
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 1,000,000
Use of proceeds: Research & development; engineering contractual work
Date: December 10, 2019
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $60,000.00
Number of Securities Sold: 1,200,000
Use of proceeds: Research and development; engineering contractual work
Date: July 07, 2017
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020; and Year ended December 31, 2020 compared to year ended December 31, 2019.

Revenue:

We were in the research and development stage throughout 2017, 2018 and 2019. Therefore, there were no revenues. In 2020, we launched a preorder program that required refundable deposits to join a waitlist to purchase our flagship product. In doing so, we garnered $10,963 in revenue through deposits made from preorder customers. In 2021, we took several full down payments from our first customers, equaling $192,792 in revenue.

Development Expenses:

Company expenses increased from $39,406 in 2019 to $145,306 in 2020, then decreased slightly to $140,835 in 2021. In 2021, there was a significant increase in sales and marketing costs, as we launched a major advertising campaign to promote our StartEngine equity crowdfunding raise. We also finished our first build and moved into a new production facility. Other major expenses in 2021 included a private settlement fee, material purchases to build our prototype unit, and international shipping charges involved with bringing our prototype from Bosnia to America. In 2020, we launched our website and preorder program, established a subsidiary in Bosnia, grew our team, built a custom, fully-equipped factory, solidified the majority of our supply chain, and began purchasing materials for our first product build. Major expenses included full time payroll in our subsidiary and vendor payments. Other expenses included lease payments, postal costs, monthly subscriptions and memberships, advertising, and administrative costs.

Historical results and cash flows:

Historical results and cash flows are not necessarily representative of what investors should expect in the future. This is the because in the last several years, we were still heavily focused on research and development. We then moved to building our prototype and much of our cash went towards testing materials and production processes. Our cash flows were consistently in a deficit as we poured money into this engineering and prototyping. Now that we have built our first physical product, our expenses will be more concentrated on labor, parts procurement, and marketing. All future products built will generate revenue, with only some money set aside for R&D. In 2020 and most of 2021, the cash used for these expenses came from selling equity and through loans from shareholders. Towards the end of 2021, we began relying on revenue from customer down payments. In the future, we will continue to sell equity to grow the company quickly, but the majority of funds will likely come from sales and revenue, which will continue to be our focus in 2022 and beyond.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $153,622.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Fuel Fever LLC
Amount Owed: $125,000.00
Interest Rate: 4.0%
Maturity Date: December 31, 2025
During fiscal year 2020, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $125,000. Interest rate is 0% for fiscal year 2020, and then it increases to 4% interest per annum starting in fiscal year 2021. No interest rate has been imputed for fiscal year 2020 as it was deemed to be immaterial. The maturity date is December 31, 2025. As part of the agreement, the shareholder is entitled to receive 5% of revenues starting in fiscal year 2020. The cumulative amount of all payments is capped at three times the notional amount of loan. No repayments were made during fiscal year 2020. The entire loan balance has been classified as non-current.

Creditor: Fuel Fever LLC
Principal Amount: $15,000
Interest Rate: 12%
Start Date: January 5, 2021
Maturity Date: April 5, 2021
During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $15,000. Interest rate is 12%. The maturity date is April 5, 2021, at which point the loan was repaid in full.

Creditor: Arya Mazanek
Principal Amount: $24,000
Interest Rate: 6%
Start Date: May 4, 2021
Maturity Date: June 30, 2022
During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $24,000. Interest rate is 6%. No repayments were made during fiscal year 2021. Interest payments have been deferred until 2022, as agreed by lender.

Creditor: Fuel Fever LLC
Principal Amount: $17,000
Interest Rate: 6%
Start Date: June 1, 2021
Maturity Date: June 30, 2022
During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $17,000. Interest rate is 6%. No repayments were made during fiscal year 2021. Interest payments have been deferred until 2022, as agreed by lender.

Creditor: Fuel Fever LLC
Principal Amount: $75,000
Interest Rate: 6%
Start Date: June 30, 2021
Maturity Date: June 30, 2022
During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $75,000. Interest rate is 6%. No repayments were made during fiscal year 2021. Interest payments have been deferred until 2022, as agreed by lender.

Creditor: Fuel Fever LLC
Principal Amount: $15,000
Interest Rate: 6%
Start Date: October 20, 2021
Maturity Date: June 30, 2022
During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $15,000. Interest rate is 6%. No repayments were made during fiscal year 2021. Interest payments have been deferred until 2022, as agreed by lender.

Creditor: Fuel Fever LLC
Principal Amount: $7,500
Interest Rate: 6%
Start Date: October 28, 2021
Maturity Date: June 30, 2022
During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $7,500. Interest rate is 6%. No repayments were made during fiscal year 2021. Interest payments have been deferred until 2022, as agreed by lender.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Arya Mazanek

Arya Mazanek's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President/CEO & Co-Founder
Dates of Service: June 15, 2017 - Present
Responsibilities: Primary responsibilities include general management, marketing, sales, legal, logistics, and development. No salary is being paid at this time. Equity compensation is 2,100,000 shares.

Position: Secretary
Dates of Service: June 15, 2017 - Present

Responsibilities: The primary responsibility is maintaining the corporate books and records. No salary is being paid at this time.

Position: Treasurer
Dates of Service: June 15, 2017 - Present
Responsibilities: Primary responsibilities include maintaining the accounting books and records, dispersing funds, and reporting on all corporate finances. No salary is being paid at this time.

Position: Director
Dates of Service: June 14, 2017 - Present
Responsibilities: The primary responsibility is fulfilling fiduciary duties and helping to manage the business and affairs of the company. No salary is being paid at this time.

Name: John Sitler

John Sitler's current primary role is with Masdar. John Sitler currently services 10-15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman
Dates of Service: July 03, 2017 - Present
Responsibilities: The primary responsibilities are fulfilling fiduciary duties, helping to manage the business and affairs of the company, and presiding over board meetings. No salary is being paid at this time.

Other business experience in the past three years:

Employer: Masdar
Title: Bids, Manager
Dates of Service: September 04, 2011 - Present
Responsibilities: Renewable energy project development

Name: Lindsay Wood

Lindsay Wood's current primary role is with Tiny Homes. Lindsay Wood currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director
Dates of Service: March 06, 2021 - Present
Responsibilities: Attending board meetings, voting on company proposals, fulfilling fiduciary duties, and helping to manage the business and affairs of the company.

Other business experience in the past three years:

Employer: Wilderwise Inc.

Title: Board Director
Dates of Service: March 06, 2021 - Present
Responsibilities: Fulfilling fiduciary duties and helping to manage the business and affairs of the company

Other business experience in the past three years:

Employer: Tiny Homes
Title: CEO/Consultant
Dates of Service: January 01, 2018 - Present
Responsibilities: Operating the business and consulting clients on choosing, designing, and purchasing a tiny home.

Other business experience in the past three years:

Employer: Real Estate Investor
Title: Real Estate Investor
Dates of Service: February 01, 2018 - Present
Responsibilities: Purchasing and improving properties for resale.

Other business experience in the past three years:

Employer: SolSolutions LLC
Title: Director of Sales & Marketing
Dates of Service: November 04, 2019 - Present
Responsibilities: Responsibilities include marketing, social media, and sales with a special focus on website development and business unit organization.

Other business experience in the past three years:

Employer: Tiny Home Industry Association
Title: Board Director + serves on Membership Committee
Dates of Service: August 06, 2018 - Present
Responsibilities: Responsibilities include member development, online and offline event organizing, scribe for builders committee and standards committee, and attending board meetings.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Fuel Fever LLC (Managed and 100% owned by John Sitler)
Amount and nature of Beneficial ownership: 3,350,000
Percent of class: 47.18%

Title of class: Common Stock
Stockholder Name: Arya Mazanek
Amount and nature of Beneficial ownership: 2,100,000
Percent of class: 29.58%

RELATED PARTY TRANSACTIONS

Name of Entity: Wilderwise BH d.o.o. Tuzla
Names of 20% owners: Wilderwise Inc.
Relationship to Company: Subsidiary
Nature / amount of interest in the transaction: Wilderwise BH d.o.o. Tuzla is a wholly owned subsidiary of Wilderwise Inc., created to fulfill all engineering, production, and manufacturing activities of the company.
Material Terms: Wilderwise Inc. regularly pays invoices to Wilderwise BH d.o.o. Tuzla in order to pay their salaries, operating costs, procurement, etc.

Name of Entity: Patricia Mazanek
Relationship to Company: Family member
Nature / amount of interest in the transaction: Patricia invested $10,000 upon the company's formation in 2017.
Material Terms: Patricia's investment of $10,000 earned her 200,000 shares in the company.

Name of Entity: Fuel Fever LLC
Names of 20% owners: John Sitler
Relationship to Company: Director, 20% owner, family member
Nature / amount of interest in the transaction: Fuel Fever LLC, which is wholly owned by John Sitler (a family member, director, and owner of Wildewise Inc.) has invested a total of $230,000 since company formation in 2017.
Material Terms: Fuel Fever LLC has received 3,350,000 shares in the company in exchange for its $230,000 investment.

Name of Entity: Fuel Fever LLC
Names of 20% owners: John Sitler
Relationship to Company: Director, 20% owner, family member
Nature / amount of interest in the transaction: Fuel Fever LLC (John Sitler) loaned the company $125,000 with 4% interest per annum, in exchange for 5% of revenues.
Material Terms: During fiscal year 2020, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $125,000. Interest rate is 0% for fiscal year 2020, and then it increases to 4% interest per annum starting in fiscal year 2021. No interest rate has been imputed for fiscal year 2020 as it was deemed to be immaterial. The maturity date is December 31, 2025. As part of the agreement, the shareholder is entitled to receive 5% of revenues starting in fiscal year 2020. The cumulative amount of all payments is capped at three times the notional amount of loan. No repayments were made during fiscal year

2020. The entire loan balance has been classified as non-current.

Name of Entity: Fuel Fever LLC
Name of 20% owners: John Sitler
Relationship to Company: Director, 20% owner, family member
Nature / amount of interest in the transaction: Fuel Fever (John Sitler) loaned the company $15,000 with 12% interest per annum.
Material Terms: During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $15,000. Interest rate is 12%. The maturity date is April 5, 2021, at which point the loan was repaid in full.

Name of Entity: Arya Mazanek
Name of 20% Owner: Arya Mazanek
Relationship to Company: Director, 20% owner, family member, CEO
Nature / amount of interest in the transaction: Arya Mazanek loaned the company $24,000 with 6% interest per annum.
Material Terms: During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $24,000. Interest rate is 6%. No repayments were made during fiscal year 2021. Interest payments have been deferred until 2022, as agreed by lender.

Name of Entity: Fuel Fever LLC
Name of 20% owners: John Sitler
Relationship to Company: Director, 20% owner, family member
Nature / amount of interest in the transaction: Fuel Fever (John Sitler) loaned the company $17,000 with 6% interest per annum.
Material Terms: During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $17,000. Interest rate is 6%. No repayments were made during fiscal year 2021. Interest payments have been deferred until 2022, as agreed by lender.

Name of Entity: Fuel Fever LLC
Name of 20% owners: John Sitler
Relationship to Company: Director, 20% owner, family member
Nature / amount of interest in the transaction: Fuel Fever (John Sitler) loaned the company $75,000 with 6% interest per annum.
Material Terms: During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $75,000. Interest rate is 6%. No repayments were made during fiscal year 2021. Interest payments have been deferred until 2022, as agreed by lender.

Name of Entity: Fuel Fever LLC
Name of 20% owners: John Sitler
Relationship to Company: Director, 20% owner, family member
Nature / amount of interest in the transaction: Fuel Fever (John Sitler) loaned the company $15,000 with 6% interest per annum.
Material Terms: During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $15,000. Interest rate is 6%. No

repayments were made during fiscal year 2021. Interest payments have been deferred until 2022, as agreed by lender.

Name of Entity: Fuel Fever LLC
Name of 20% owners: John Sitler
Relationship to Company: Director, 20% owner, family member
Nature / amount of interest in the transaction: Fuel Fever (John Sitler) loaned the company $7,500 with 6% interest per annum.
Material Terms: During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $7,500. Interest rate is 6%. No repayments were made during fiscal year 2021. Interest payments have been deferred until 2022, as agreed by lender.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 7,100,000 outstanding.

Voting Rights

Per GCL §216, stockholders may vote in person or by proxy. Each has one vote per each share of stock entitled to vote on the matter in question and registered in that person's name as of the record date for the meeting, except as may be provided in the Bylaws or otherwise required by law. Please see voting rights below for this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Option Pool

The amount outstanding includes 850,000 shares to be issued pursuant to the employee stock option pool. 380,000 of which have been reserved for future employees but will remain unissued until vesting is complete, the remaining shares have been allocated.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational tiny home or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and are in the process of manufacturing a prototype for our tiny house. Delays or cost overruns in the development of our tiny house and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Wilderwise Inc. was formed on June 12, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Wilderwise Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Wilderwise tiny homes are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns various trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), NHTSA (National Highway Traffic Safety Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Covid-19 could affect our supply chain, and thus delay our operations

One of the biggest impacts of coronavirus is likely to be the fallout of lockdowns and containment measures, which are disrupting production and supply chains. This could affect our development and ability to procure materials on the expected timelines.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of tiny houses trailers. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face the risk of exposure to claims in the event our tiny houses do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our tiny houses and business and inhibit or prevent commercialization of other future products which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit or claim, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

This is a relatively new and unproven industry

The modular, two-story, lightweight tiny house product that we produce is a completely new product that we have recently introduced into the intersecting markets of tiny houses, RVs, and ADUs. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. It could be very difficult to persuade a large number of the participants in these industries to try something new and expensive. The Company will only be able to create value if people are persuaded to buy our product. This may be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

We are subject to changes in foreign currency exchange rates.

Many of our product components may be manufactured internationally and may be sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depend on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to manufacture and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment.

Manufacturing and selling our products internationally may cause problems and present risks.

Many components of our tiny houses are manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, complications with importing, exporting, customs, tariffs, and border restrictions, and greater exposure of our intellectual property to markets where a high probability of unlawful misappropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that the coronavirus outbreak may disrupt parts supply.

If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

We obtain hardware components and various raw materials from a limited group of suppliers. We do not have long-term agreements with many of these suppliers that obligate them to continue to sell components to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components of sufficient quality, will increase prices for the components, and will perform their obligations on a timely basis. If we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Wilderwise Inc.

By   /s/ *Arya Mazanek*

Name: <u>Wilderwise Inc.</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

WILDERWISE INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2010
(Unaudited)

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

I, Arya Mazanek, the CEO of Wilderwise Inc., hereby certify that the financial statements of Wilderwise Inc. and notes thereto for the periods ending December 31, 2021 and December 31, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021, the amounts to be reported on our tax returns are a total income of ($162,381); taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 15, 2022.

 (Signature)

__Chief Executive Officer___(Title)

_____April 15, 2022_____ (Date)

Wilderwise Inc.

BALANCE SHEET

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	153,622	$	6,838
Accounts receivable, net		7,265		18,599
Inventories		34,723		36,084
Prepaids and other current assets		9,487		10,928
Total current assets		**205,097**		**72,448**
Property and equipment, net		59,093		7,644
Total assets	$	**264,190**	$	**80,092**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	1,201	$	7,704
Other current liabilities		3,701		9,819
Total current liabilities		**4,902**		**17,523**
Shareholder loan		153,480		125,000
Total liabilities		**158,382**		**142,523**
STOCKHOLDERS' EQUITY				
Common Stock		71		120
Additional Paid in Capital		661,494		239,870
Cumulative Translation Adjustment		(97,589)		(6,634)
Retained earnings/(Accumulated Deficit)		(458,168)		(295,787)
Stockholders' equity		**105,808**		**(62,431)**
Total liabilities and stockholders' equity	$	**264,190**	$	**80,092**

See accompanying notes to financial statements.

Wilderwise Inc.

STATEMENT OF OPERATIONS

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 198,653	$ 10,963
Cost of goods sold	101,230	75,444
Gross profit	97,423	(64,481)
Operating expenses		
General and administrative	105,186	142,924
Sales and marketing	35,649	2,382
Total operating expenses	140,835	145,306
Operating income/(loss)	(43,412)	(209,787)
Interest expense	-	-
Other Loss/(Income)	118,969	(13,930)
Income/(Loss) before provision for income taxes	(162,381)	(195,858)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (162,381)	$ (195,858)

See accompanying notes to financial statements.

Wilderwise Inc.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

For Fiscal Year Ended December 31, 2021 and 2020

	Common Stock		Additional Paid in	Accumulated	Cumulative Translation	Total Stockholders'
	Shares	Amount	Capital	Deficit	Adjustment	Equity
Balance—December 31, 2019	**11,000,000**	**$ 110**	**$ 109,990**	**$ (99,929)**	**$ -**	**$ 10,171**
Issuance of shares	1,000,000	10	129,880	-		129,890
Foreign currency translation					(6,634)	(6,634)
Net income/(loss)	-	-	-	(195,858)		(195,858)
Balance—December 31, 2020	**12,000,000**	**$ 120**	**$ 239,870**	**$ (295,787)**	**$ (6,634)**	**$ (62,431)**
Issuance of shares	(4,900,000)	$ (49)	421,624			421,575
Foreign currency translation					(90,955)	(90,955)
Net income/(loss)				(162,381)		(162,381)
Balance—December 31, 2021	**7,100,000**	**$ 71**	**$ 661,494**	**$ (458,168)**	**$ (97,589)**	**$ 105,808**

See accompanying notes to financial statements.

Wilderwise Inc.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (162,381)	$ (195,858)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	3,056	691
Changes in operating assets and liabilities:		
Accounts receivable, net	(11,334)	(18,599)
Inventories	(34,723)	(36,084)
Prepaids and other current assets	1,441	(9,168)
Accounts Payable	1,201	7,704
Other current liabilities	(6,118)	4,402
Net cash provided/(used) by operating activities	**(208,858)**	**(246,910)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(51,449)	(7,612)
Net cash provided/(used) in investing activities	**(51,449)**	**(7,612)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock	421,624	129,890
Shareholder Loan		125,000
Net cash provided/(used) by financing activities	**421,624**	**254,890**
Effect of foreign currency exchange rate changes on cash	(14,533)	(6,612)
Change in cash	146,784	(6,244)
Cash—beginning of year	6,838	13,083
Cash—end of year	**$ 153,622**	**$ 6,838**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements

1.   NATURE OF OPERATIONS

Wilderwise Inc. was formed on June 12, 2017 in the state of Delaware. The financial statements of Wilderwise Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the Laguna Beach, California.

Wilderwise Inc. designs and builds lightweight, sustainable, modular, two-story tiny houses on wheels, aiming to provide affordable housing and investment opportunities to eco/tech savvy people around the globe. The tiny home movement is still small, growing fast, and creating a unique solution to the climate, housing, and debt crises. Wilderwise Inc. stands out for its advanced technology at an affordable price, with a focus on sustainability.

We are entering the market with our flagship tiny home product, and will expand our offering with a variety of sizes, customization options, luxury upgrades, and modular add-on kits. All future models, regardless of size and use optimization, will maintain our proprietary modularity so that add-on kits can be purchased over time.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and labor, which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer & Office Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Wilderwise Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its home products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and December 31, 2020 amounted to $35,649 and $2,381, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 8, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Inventories, prepaid expenses and other current liabilities consist of the following items:

As of Year Ended December 31		2021		2020
Raw Materials	$	23,813	$	30,476
Work in Progress	$	10,910	$	5,607
Finished Inventory	$		$	
Total Inventories	**$**	**34,723**	**$**	**36,084**

As of Year Ended December 31		2021		2020
Prepaid Expenses and Other Current Assets Consist of:				
Employee Advances	$		$	1,760
Vendor Deposits	$		$	197
VAT Receivable	$	9,487	$	8,971
Total Prepaids Expenses and Other Current Assets	**$**	**9,487**	**$**	**10,928**

As of Year Ended December 31		2021		2020
Payroll Wages Payable	$	5,461	$	9,819
Total other Current Liabilities	**$**	**5,461**	**$**	**9,819**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31		2021		2020
Computer & Office Equipment	$	31,712	$	8,507
Vehicles	$	30,437	$	
Property and Equipment, at Cost	$		$	8,507
Accumulated Depreciation	$	(3,056)	$	(863)
Property and Equipment, Net	**$**	**59,093**	**$**	**7,644**

As of Year Ended December 31		2021		2020
Net Operating Loss	$	23,813	$	30,476
Valuation Allowance	$	10,910	$	5,607
Total Inventories	**$**	**34,723**	**$**	**36,084**

5.   DEBT

During fiscal year 2020, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $125,000. Interest rate is 0% for fiscal year 2020, and then it increases to 4% interest per annum starting in fiscal year 2021. No interest rate has been imputed for fiscal year 2020 as it was deemed to be immaterial. The maturity date is December 31, 2025. As part of the agreement, the shareholder is entitled to received 5% of revenues starting in fiscal year 2020. The cumulative amount of all payments is capped at three times the notional amount of loan. No repayments were made during fiscal year 2020. The entire loan balance has been classified as non-current.

During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $15,000. Interest rate is 12% per annum. The maturity date was April 5, 2021, at which point the loan was repaid in full.

During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent a total of $114,500. Interest rate is 6%. No repayments were made during fiscal year 2021. Interest payments have been deferred until 2022, as agreed by lender.

During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent a total of $24,000. Interest rate is 6%. No repayments were made during fiscal year 2021. Interest payments have been deferred until 2022, as agreed by lender.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 common shares at $0.00001 par value. As of December 31, 2021, and December 31, 2020, 12,000,000 shares of common stock have been issued. As of December 31, 2021, and December 31, 2020, 7,100,000 and 12,000,000 shares of common stocks were outstanding, respectively.

The reduction of outstanding shares in 2021 resulted from a settlement following the death of one of the Company's largest shareholders, Derek Leason. Mr. Leason's 4.9M shares were inherited by his daughter beneficiary, Katie Critchley. As part of a settlement, Ms. Critchley transferred the entirety of Mr. Leason's shares to Wilderwise, which are presently unissued shares owned by the Company. Previous to this settlement, the company had 12 million outstanding shares. Post settlement, the company now has 7.1 million outstanding shares, resulting in an anti-dilution event for all shareholders.

7.   INCOME TAXES

Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

During fiscal year 2020, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $125,000. Interest rate is 0% for fiscal year 2020, and then it increases to 4% interest per annum starting in fiscal year 2021. No interest rate has been imputed for fiscal year 2020 as it was deemed to be immaterial. The maturity date is December 31, 2025. As part of the agreement, the shareholder is entitled to received 5% of revenues starting in fiscal year 2020. The cumulative amount of all payments is capped at three times the notional amount of loan. No repayments were made during fiscal year 2020. The entire loan balance has been classified as non-current.

During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent $15,000. Interest rate is 12% per annum. The maturity date was April 5, 2021, at which point the loan was repaid in full.

During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent a total of $114,500. Interest rate is 6%. No repayments were made during fiscal year 2021. Interest payments have been deferred until 2022, as agreed by lender.

During fiscal year 2021, the Company entered into a funding arrangement with one of the shareholders whereby the shareholder lent a total of $24,000. Interest rate is 6%. No repayments were made during fiscal year 2021. Interest payments have been deferred until 2022, as agreed by lender.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 8, 2021, the date the financial statements were available to be issued.

On March 30, 2022, the company's Reg-CF StartEngine campaign concluded with $556K+ in committed investments. At $2 per share and including shares for StartEngine and bonus shares, this should lead to the issuance of an additional 300-350 thousand shares of common stock. These numbers are estimated and will not be finalized until the StartEngine clearing period is complete.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

     I, Arya Mazanek, Principal Executive Officer of Wilderwise Inc., hereby certify that the financial statements of Wilderwise Inc. included in this Report are true and complete in all material respects.

Arya Mazanek

CEO